FORM 11-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FOR ALL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES ACT OF 1934

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number: 1-4797

A.   Full title of the plan and the address of the plan, if different from that of the issuer
named below:

        ITW Bargaining Savings and Investment Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its
        principal executive office:

        Illinois Tool Works Inc.
        3600 West Lake Avenue
        Glenview, Illinois 60025

                ITW Bargaining Savings and Investment Plan

                        Financial Statements
                    As of December 31, 2002 and 2001
                    Together With Auditors' Report

                Employer Identification Number 36-1258310
                        Plan Number 039

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Employee Benefits Committee of Illinois Tool Works Inc.:

We have audited the accompanying statement of net assets available for benefits of the ITW Bargaining Savings and Investment Plan (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of ITW Bargaining Savings and Investment Plan as of December 31, 2001, was audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on that financial statement in their report dated May 9, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Chicago, Illinois
June 11, 2003

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Plan's filing on Form 11-K/A for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with the filing on Form 11-K/A. See Exhibit 23.2 for further discussion.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Employee Benefits Committee of Illinois Tool Works Inc.:

We have audited the accompanying statements of net assets available for benefits of the ITW Bargaining Savings and Investment Plan, formerly known as the Premark International, Inc. Bargaining Retirement Savings Plan, as of December 31, 2001 and 2000, and the related statement of changes in net assets available forbenefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Chicago, Illinois
May 9, 2002

ITW BARGAINING
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2002 and 2001

Employer Identification Number 36-1258310, Plan Number 039

	2002	2001
ASSETS:		
Other receivable	$ 23	$ -
Proportionate share of Master Trust assets	10,731,819	14,231,433
Total assets	10,731,842	14,231,433
LIABILITIES:		
Fees payable	8	-
NET ASSETS AVAILABLE FOR BENEFITS	$10,731,834	$14,231,433

The accompanying notes to financial statements
are an integral part of these statements.

ITW BARGAINING

SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2002

Employer Identification Number 36-1258310, Plan Number 039

INCREASES (DECREASES):

Contributions-	
Company	$ 284,065
Participant	1,044,061
Rollover	1,400
Total contributions	1,329,526
Proportionate share of Master Trust net investment loss	(1,398,252)
Benefits paid to participants	(3,516,760)
Administrative expenses	(15)
Transfer from other plan (Note 10)	85,902
Net decrease	(3,499,599)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	14,231,433
End of year	$10,731,834

The accompanying notes to financial statements
are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

Employer Identification Number 36-1258310, Plan Number 039

1. DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

The following describes the major provisions of the ITW Bargaining Savings and Investment Plan (the "Plan"). Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan in which employees covered by collective bargaining agreements of participating business units of Illinois Tool Works Inc. and its subsidiaries (the "Company") are eligible to participate in the Plan on the first day of the month following the completion of six months of service. Established on January 1, 1991 and as subsequently amended, the Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The funding vehicle for the Plan is the ITW Savings and Investment Trust (the "Master Trust") at Putnam Fiduciary Trust (the "Trustee"). The Trustee serves as investment manager for the Putnam funds, recordkeeper, and trustee.

Participant and Company Contributions

Effective January 1, 2002, participants may contribute amounts from a minumum of 1% to a maximum of 50% of eligible compensation to their pre-tax and after-tax accounts. Separately, the maximum pre-tax account contribution is 50% of eligible compensation, while the maximum after-tax account contributions is 10%. The combined pre-tax and after-tax contributions cannot exceed 50% of eligible compensation. Participants may change their contribution percentages with each payroll. Prior to January 1, 2002, the maximum pre-tax contribution was 16% and the combined pre-tax and after-tax contribution could not exceed 16%.

Beginning September 1, 2002, partipants who are at least age 50 during the plan year may be eligible to contibute an additional amount to the Plan on a pre-tax basis. This additional amount, known as a "catch-up" contribution, is subject to an annual maximum amount.

Participant and Company contributions may begin with the attainment of the eligibility requirements of the Plan. The Company provides a contribution based on formulas set forth for each participating business unit of the Company.

Investment Funds

Effective August 19, 2002, there are twenty-eight investment options in which participants may choose to invest. Previously, there were thirty investment options in which participants chose to invest. Investment income in each fund is allocated daily among the participants' balances in each fund, except for the Putnam Money Market Fund and the Stable Asset Fund. These two funds allocate income to participant account balances monthly.

For each of the funds valued daily, investment income is allocated to participant accounts based on the previous day's closing share value times the number of shares in their account. For the monthly valued funds, a month-end share value is determined by the Trustee from the investments and allocated to participant accounts based on the number of shares in their account.

Participants may change their investment elections or transfer their balances between funds in multiples of 1% on any given day.

Vesting

Participants' interest in their employee contribution accounts are fully vested at all times. Effective January 1, 2002, eligible participants' interest in their Company contribution accounts will be fully vested. Prior to January 1, 2002, participants' interest in their Company contribution accounts vest as shown in the following table:

Years of Vesting Service	Vested Percentage
Less than 1	0
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

Participant Loans

Participants may borrow up to 50% of their vested account balance, up to $50,000, with a minimum loan amount of $1,000 from the vested portion of their accounts. Loans bear a reasonable rate of interest, are secured by a portion of the participants' accounts and are repayable over a period not to exceed five years. Amounts borrowed do not share in the earnings of the investment funds but are credited with the interest payments made pursuant to the loan agreements.

Benefits

Upon termination of employment or death of a plan member, participants may receive a lump-sum payment of their account balances. Additional optional payment forms are available at the election of the participant.

Forfeitures

Forfeitures, representing the unvested portion of the Company's contributions, previously were used to reduce future Company contributions pursuant to the terms of the Plan. There were no unvested amounts remaining from participant accounts as of December 31, 2002 and $373 as of December 31, 2001.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments (other than those of the Stable Asset Fund) are reported at fair values based on quoted market prices of the underlying securities in which each fund invests. Investments of the Stable Asset Fund consist of fully benefit-responsive investment contracts and are reported at contract value, which approximates fair market value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan provides for investments that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Net Appreciation/Depreciation

Net appreciation/depreciation on investments is based on the value of the assets at the beginning of the year or at the date of purchase during the year, rather than the original cost at the time of purchase. The Plan's unrealized appreciation (depreciation) and realized gain (loss) are included in the Plan's proportionate share of the Master Trust net investment income or loss.

3. INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan has benefit-responsive investment contracts. The accounts for these contracts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 5 and 6 percent for 2002 and 2001, respectively.

4. ADMINISTRATIVE EXPENSES

Investment evaluation and Trustee expenses are paid through the Master Trust. Effective with the 3rd quarter 2002, Trustee expenses are allocated to the plans in the Master Trust. These expenses are prorated to the Plan based on the Plan assets in relation to the Master Trust assets. Prior to that time, none of the Trustee expenses were allocated to the Plan. Investment evaluation expenses are not allocated to the Plan and deducted from Plan assets.

In addition, certain administrative expenses of the Plan are paid from plan assets to the extent permissible by law. Other outside professional and administrative services are paid by or provided by the Company.

5. ADMINISTRATION

All funds are deposited with and held for safekeeping by the Trustee under a master trust agreement with the Company. The master trust agreement provides, among other things, that the Trustee shall keep accounts of all trust transactions and report them periodically to the Company. Investment decisions, within the guidelines of the investment funds, are made by the Trustee and investment managers. The Trustee may use an independent agent to effect purchases and sales of common stock of the Company for the Illinois Tool Works Inc. Common Stock Fund. Other administrative services, such as participant recordkeeping, are performed by the Trustee.

6. RELATED PARTY TRANSACTIONS

The Trustee is a party-in-interest according to Section 3(14) of ERISA. Through the Master Trust, the Trustee serves as plan fiduciary, investment manager and custodian to the Plan. As defined by ERISA, any person or organization which provides these services to the Plan is a related party-in-interest. Fees paid by the Master Trust to the Trustee were $104,355 for the year ended December 31, 2002.

The Company is also a party-in-interest according to Section 3(14) of ERISA. The Illinois Tool Works Inc. Common Stock Fund is a Plan investment option.

7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8. TAX STATUS

The Plan obtained its latest determination letter on March 12, 2003, in which the Internal Revenue Service stated that the Plan and related trust, as adopted, was designed in accordance with the applicable requirements of the Internal Revenue Code. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

9. **MASTER TRUST**

The Master Trust was established for the investment asets of the Plan and other Company sponsored retirement plans. Certain amounts in the Plan's financial statements represent the Plan's proportionate share of the corresponding total of the Master Trust net assets and investment income.

The net Master Trust assets as of December 31, 2002 and 2001 are as follows:

	2002	2001
Assets-		
Dividends receivable	$ 1,311,606	$ -
Investments, at fair value-		
Interest - bearing cash	15,378,187	23,814,926
Company common stock	369,872,990	409,166,071
Participant loans	56,216,158	53,947,526
Value of interest in common/collective trusts	59,972,096	74,025,136
Value of interest in registered investment companies	793,179,746	939,722,911
Investment contracts with insurance companies	225,089,452	201,743,550
Total investments	1,519,708,629	1,702,420,120
Net Master Trust assets	$1,521,020,235	$1,702,420,120

The Plan's proportionate share of the Master Trust's assets represents the specific assets which are identifiable to the Plan and an allocation of the common assets. The Plan's proportionate share of the Master Trust's assets was 1% at December 31, 2002 and 2001.

Net investment income relating to the common assets of the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan. For the year ended December 31, 2002, the earnings on investments of the Master Trust are as follows:

Investment income/(loss)-

Interest-

Interest-bearing cash	$	246
Interest from investment contracts with insurance companies		11,662,693
Participant loans		3,966,795
Total interest		15,629,734
Dividends on Company common stock		6,544,188
Net gain on sale of assets		34,670,648
Unrealized depreciation of assets		(49,249,104)
Net investment loss from common/collective trusts		(16,919,209)
Net investment loss from registered investment companies		(155,493,064)
Other income		483,474
Net investment loss	$	(164,333,333)

The Plan's proportionate share of the Master Trust's net investment loss represents an allocation of the common loss.

10. TRANSFER FROM OTHER PLAN

Effective October 31, 2002, the Medalist 401(k) Plan was merged into the Plan. Substantially all of the assets were transferred in November 2002. The assets transferred to the Plan totaled $85,902.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on June 26, 2003.

ITW SAVINGS AND INVESTMENT PLAN

/s/ Robert T. Callahan
Senior Vice President, Human Resources

EXHIBIT 23.1

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report, included or incorporated by reference in this Form 11-K/A, into the Illinois Tool Works Inc.'s previously filed registration statements on Form S-8 (File Nos. 333-105731, 333-22035, 333-37068, 333-75767 and 333-69542), Form S-4 (File Nos. 333-02671, 333-25471 and 333-88801) and Form S-3 (File Nos. 33-5780 and 333-70691) and Premark International, Inc.'s previously filed registration statements on Form S-3 (File No.'s 33-35137 and 333-62105).

/s/ GRANT THORNTON LLP

Chicago, Illinois
June 26, 2003

EXHIBIT 23.2

NOTICE REGARDING CONSENT OF ARTHUR ANDERSEN LLP

Arthur Andersen LLP audited the financial statement for and as of the years ended December 31, 2001 and 2000 included in the annual report on Form 11-K/A for the year ended December 31, 2002. These financial statements are incorporated by reference into Illinois Tool Works Inc.'s previously filed registration statements on Form S-8 (File No.'s 333-22035, 333-37068, 333-75767 and 333-69542), Form S-4 (File No.'s 333-02671, 333-25471 and 333-88801) and Form S-3 (File No.'s 33-5780 and 333-70691) and Premark International, Inc.'s previously filed registration statements on Form S-3 (File No.'s 33-35137 and 333-62105). After reasonable efforts, Illinois Tool Works Inc. has not been able to obtain the consent of Arthur Andersen LLP to the incorporation by reference of its audit report dated January 28, 2002 into our registration statements. The absence of an updated consent may limit recovery by investors from Arthur Andersen LLP, particularly under Section 11(a) of the Securities Act of 1933.

EXHIBIT 99

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

The following statement is being made to the Securities and Exchange Commission solely for purposes of Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1349), which carries with it certain criminal penalties in the event of a knowing or willful misrepresentation.

Each of the undersigned hereby certifies that the Annual Report on Form 11-K/A for the period ended December 31, 2002 fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 26, 2003   /s/ W. James Farrell
                        W. James Farrell, Chairman and Chief Executive Officer

Dated: June 26, 2003   /s/ Jon C. Kinney
                        Jon C. Kinney, Senior Vice President and Chief Financial Officer